Oppenheimer Holdings, Inc.
125 Broad Street, 16th Floor
New York, New York 10004
July 26, 2006
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549
Re:	Oppenheimer Holdings, Inc. — Registration Statement on Form S-8, File No. 333-135064
Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Oppenheimer Holdings, Inc., a Canadian corporation (the “Registrant”), hereby applies for withdrawal of its Registration Statement on Form S-8 (File No. 333-135064) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2006 and amended thereafter by post-effective amendment filed with the Commission on June 29, 2006.
     The Registration Statement purported to register the offer and sale of (i) certain units proposed to be issued by the Registrant’s employee benefit plan that represented exchangeable debentures of the Registrant’s wholly-owned subsidiary E.A. Viner International, Inc., a Delaware corporation (“Viner”), and (ii) Class A Shares of the Registrant into which the debentures are exchangeable. The units proposed to be issued by such employee benefit plan would have entitled the holders thereof to, among other things, cause the plan to exercise the exchange provisions of the debentures and receive the Registrant’s Class A Shares. The Registrant is withdrawing the Registration Statement because we have determined, after advice from outstide counsel and discussions with the Staff of the Commission on July 25, 2006, that the Registration Statement on Form S-8 is not the appropriate form to register interests in the debentures of Viner. No securities were sold pursuant to the Registration Statement. The Registrant may undertake a private offering of the securities covered by the Registration Statement and/or of the debentures subsequent to the effective date of the withdrawal of the Registration Statement in reliance on Rule 155(c) of the Securities Act.
     Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact Dennis McNamara, Esq., General Counsel of the Registrant, with any questions you may have at (212) 668-5771.
Very truly yours,

/s/ Albert G. Lowenthal

Albert G. Lowenthal
Chairman and CEO